Filed pursuant to Rule 433 Registration Statement No. 333-131266

Morgan Stanley
Investor Overview
Full Year 2007

2 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.
Notice

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company's Annual Reports on Form 10-K,
Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments thereto, all of which are available on www.morganstanley.com.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see "Forward-Looking Statements" immediately preceding Part I, Item I, "Competition" and "Regulation" in Part I, Item 1, "Risk Factors" in Part 1, Item 1A,
"Legal Proceedings" in Part I, Item 3, "Management's Discussion and Analysis of Financial Condition and
Results of Operations" in Part II, Item 7 and "Quantitative and Qualitative Disclosures About Market Risk"
in Part II, Item 7A of the Company's Annual Report on Form 10-K for the fiscal year ended November 30,
2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

3 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.
Net Revenues

($MM)
29,839
23,525
28,026
2005 2006 2007
Consolidated Financial Overview - FY 2007
Diluted Earnings Per Share
($/Share)
Profit Before Taxes(1)
($MM)
Return On Average Common Equity
(%)

Source: Company SEC Filings and 4Q07 Financial Supplement
Notes: (1) Amounts represent income from continuing operations before losses from unconsolidated investees, income taxes, dividends on preferred securities subject to mandatory redemption and cumulative effect of accounting change, net.
(2) Includes results reported in Discontinued Operations (including Discover).

24
17
9
2005 2006 2007
7.07
4.57
2.98
2005 2006 2007
9,103
6,316
3,441
2005 2006 2007
+27%
+44%
+55%
+7pts
(2) (2)
-6%
-62%
-58%
-15pts

Segment Contributions – FY 2006

Net Revenues of $29.8Bn[1]

(%)



$3.5Bn
11%
$5.5Bn
18%
$21.1Bn
71%
Institutional Securities
Asset Management
Global Wealth Management

Profit Before Taxes of $9.1Bn[1][2]

(%)



$0.9Bn
9%
$0.5Bn
6%
$7.7Bn
85%
Institutional Securities
Asset Management
Global Wealth Management

Pre-tax Profit Margin

(%)



37
9
25
Institutional Securities
Global Wealth Management
Asset Management

Return on Average Common Equity[3]

(%)



30
11
21
Institutional Securities
Global Wealth Management
Asset Management

Source: Company SEC Filings and 4Q06 Financial Supplement

Notes:
(1) Includes intersegment eliminations.
(2) Income from continuing operations before losses from unconsolidated investees, income taxes and cumulative effect of accounting change, net.
(3) The computation of average common equity for each segment is based upon an economic capital model that the Company uses to determine the amount of equity capital needed to support the risk of its business activities and to ensure that the Company remains adequately capitalized.

Morgan Stanley

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

4

5 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

34%
42%
24%
$1.2Bn
20%
23% 57%

Source: Company SEC Filings and 4Q07 Financial Supplement
Notes: (1) Includes intersegment eliminations.

(2) Income from continuing operations before gains/losses from unconsolidated investees, income taxes and gains/losses from discontinued operations.
(3) The computation of average common equity for each segment is based upon an economic capital model that the Company uses to determine the amount of equity capital needed to support the risk of its business activities and to ensure that the Company remains adequately capitalized.

Segment Contributions - FY 2007
Net Revenues of $28.0Bn(1)
(%)
Pre-tax Profit Margin
(%)
Profit Before Taxes of $3.4Bn(1)(2)
(%)
Return on Average Common Equity(3)
(%)
26
4
41
Institutional
Securities
Global Wealth
Management
Asset Management
17
5
27
Institutional
Securities
Global Wealth
Management
Asset Management
Asset Management Institutional Securities
Global Wealth Management
Asset Management Institutional Securities
Global Wealth Management
$16.1Bn
$0.8Bn
$1.5Bn
$5.5Bn
$498MM $6.6Bn

Factors Affecting 2007 Results

Total U.S. ABS CDO / Subprime Net Exposure [1]

($Bn)



10.4
6.0
1.8
8/31/2007
10/31/2007
11/30/2007
Total U.S. ABS CDO / Subprime Net Exposure

Total U.S. Subprime Exposure at 11/30/07 ($Bn)

Super Senior Derivative Exposure	
Mezzanine	3.9
CDO-Squared	0.1
Total ABS CDO Super Senior Derivative Exposure	**4.0**
Other CDO Exposure	
ABS CDO CDS	(1.5)
ABS CDO Bonds	1.1
Total Other CDO Exposure	**(0.4)**
Subtotal ABS CDO Related Exposure	**3.6**
U.S. Subprime Mortgage-Related Exposure	
Loans	0.6
Total Rate of Return Swaps	-
ABS Bonds	2.7
ABS CDS	(5.1)
Subtotal U.S. Subprime Mortgage-Related Exposure	**(1.8)**
Total ABS CDO / Subprime Net Exposure	**1.8**

Source: Company SEC Filings 4Q07 Financial Supplement and earnings call

Notes: (1) Net Exposure is defined as potential loss to the Firm in an event of 100% default, assuming zero recovery, over a period of time. The value of these positions remains subject to mark-to-market volatility. Positive amounts indicate potential loss (long position) in a default scenario. Negative amounts indicate potential gain (short position) in a default scenario. Net exposure does not take into consideration the risk of counterparty default.

Morgan Stanley

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

6

China Investment Corp. Investment

- In December 2007, the Company sold Equity Units which include contracts to purchase Company common stock to a wholly owned subsidiary of CIC for approximately $5,579 million.
- CIC's ownership in the Company's common stock, including the maximum number of shares of common stock to be received by CIC upon settlement of the stock purchase contracts, will be 9.9% or less of the Company's total shares outstanding based on the total shares outstanding on November 30, 2007.
- A substantial portion of the investment proceeds will be treated as Tier 1 capital for regulatory capital purposes.
- Each stock purchase contract mandatorily settles in Company common stock at prices between $48.0700 and $57.6840. The maximum number of shares to be issued upon settlement of the stock purchase contracts included in the Equity Units is approximately 116,063,000.

Investment Details:	
Size	$5.6Bn or 9.9%
Coupon	9%
Premium	20%
Maturity	8/17/2010

China Investment Corporation

- Chinese sovereign wealth fund established in September 2007 to manage a portion of the country's $1.4T of foreign exchange reserves
- $200Bn of capital to invest, with two-thirds reserved for domestic investments

 # Shares Issued at Settlement (MM)



120
115
110
105
100
95
90
$40
$45
$50
$55
$60
$65
$70
Stock Price at Settlement

Source: Company SEC filings, BusinessWeek

Morgan Stanley

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

7

8 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.
Key Strategic Principles

o Leverage global scale, franchise and integration across businesses
o Strike a better balance between principal and customer activity
o Invest to optimize growth opportunities and achieve best-in-class status in all businesses
o Aggressively pursue new opportunities including bolt-on acquisitions
o Create cohesive "One-Firm" culture with the right leadership
Diversified, Global Firm Focused on Improving Profit Margins, Growth, and ROE

9 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

1
48 45
(6)
38
(107)
20
59
Firmwide Net
Revenue
Fixed Income
and Other
Sales and
Trading
Equity Sales
and Trading
Advisory Equity
Underwriting
Debt
Underwriting
Global Wealth
Management
Asset
Management
Business Segments Performance
Source: Company SEC filings and 4Q07 Financial Supplement
Notes: (1) Represents combined revenues from Fixed Income Sales and Trading and Other Sales and Trading. Other Sales and Trading
primarily includes net losses from mark-to-market loans and closed and pipeline commitments, results related to Investment
Banking and other activities.
FY2007 vs. FY2006 Business Segments Revenue Growth
(%)
Firmwide ISG GWM AM
(1)

Asset Management

Net Revenues
($MM)



3,219
224
2,462
533
3,453
210
2,574
669
5,493
195
3,524
1,774
2005
2006
2007
Prin. Invest.
Asset Mgmt, Dist. & Admin Fees
Other

Profit Before Taxes
($MM)



1,030
851
1,467
2005
2006
2007

	2005	2006	2007
PBT Margin %	32%	25%	27%

Assets Under Management
($Bn)



443
496
597
2005
2006
2007

Highlights

- Net revenues grew 59% in 2007, and were 71% higher than 2005 in part due to acquisitions
- Profit before taxes increased 72% from 2006 and PBT margin increased to 27%
- AUM grew 20% in 2007 to $597Bn
  - Alternative assets grew to $116Bn(1) or 19% of total AUM
- Net inflows of $35Bn in 2007 versus net outflows of $9Bn and $18Bn in 2006 and 2005, respectively
  - Long-term net inflows of $25Bn in 2007
  - New products launched over the last two years drove $29Bn of net inflows in 2007
- 74 new products launched in 2007
  - 37 in Alternatives, 25 in Equity and 12 in Fixed Income

Source: Company SEC filings
(1) Alternative assets include MSIM's share of assets managed by entities in which it owns a minority interest ($7Bn at November 30, 2007).

Morgan Stanley

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

10

11 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Global Wealth Management
Highlights
o Year-over-year revenue growth of 20%
o Year-over-year PBT growth of 127%
o Incremental margin on incremental
revenues was 58% in 2007
o Grew headcount and productivity per FA
o Recruited(2) $253mm net T-12

Source: Company SEC filings
Notes: (1) 2005 PBT includes $198MM in September 11th related insurance recoveries.
(2) Domestic FAs and IRs net trailing 12-month revenues of hires less loses to competitors.

9,434
7,944
8,429
6000
6500
7000
7500
8000
8500
9000
9500
10000
10500
11000
2005 2006 2007
6.6
5.0
5.5
2005 2006 2007
393
1,155
508
198
0
250
500
750
1000
1250
2005 2006 2007
Profit Before Taxes
($MM)
Revenue
($Bn)
(1)
FAs

12 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Active Capital Management
410 482
638 566 571
2004 2005 2006 2007 2007 Post CIC
Total and Adjusted Assets
($Bn)

Source: Company SEC Filings and Earnings Releases
Notes: (1) Gross leverage ratio equals total assets divided by tangible shareholders' equity.
(2) Adjusted leverage ratio equals adjusted total assets divided by tangible shareholders' equity.
(3) 2007 Year end pro-forma post $5.6Bn CIC investment.

747
899
1,045
1,121
1,051
Total Assets Adjusted Assets
Adjusted Leverage Ratio(2)
17.6x 14.2x 16.4x 17.3x
Gross Leverage Ratio(1)
32.6x 25.9x 30.5x 30.5x
15.2x
27.9x
(3)

13 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Increased Common Equity
13.3 14.6
23.9
18.0
26.7
28.5
31.7
0
10
20
30
40
2004 2005 2006 2007
Average Common Equity(1)
($Bn)

Source: Company SEC Filings and 4Q07 Financial Supplement

Notes: (1) The Company uses an economic capital model to determine the amount of equity capital needed to support the risk of its business activities to ensure that the Company remains adequately capitalized. Economic capital is defined as the amount of capital needed to run the business through the business cycle and satisfy the requirements of regulators, rating agencies and the market. The Company's methodology is based on a going concern approach that assigns economic capital to each segment based on regulatory capital usage plus additional capital for stress losses, goodwill and principal investment risk. The economic capital model and allocation methodology may be enhanced over time in response to changes in the business and regulatory environment.
Institutional Securities Total Firm
35.2

14 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Lending and Commitments Overview
0
20
40
60
80
100
4Q06 3Q07 4Q07
0
10
20
30
40
50

Investment Grade (left axis) Hedges (right axis)
Non-Investment Grade (left axis)
Lending and Commitments vs. Hedges
($Bn)
59%
% Investment Grade:
65%
Source: Company SEC Filings, 4Q07 Financial Supplement, 4Q07 earnings call
67%
12.2 Balance as of November 30, 2007
- 4.4 Withdrawn Commitments
-14.7 Closed Commitments
31.3 Balance as of August 31, 2007
($Bn)
Borrowers Accepted But Not Yet Closed
Commitments to Non-Investment Grade

15 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

24.9 28.2 29.2 35.4 31.3
57.9
82.6 96.7
126.7
159.8 82.8
110.8 125.9
2003 2004 2005 2006 2007
($Bn)
Financial Strength
Total Long-Term Capital at November 30, 2007
Shareholders' Equity Long-Term Debt (1)
Source: Company SEC filings
Notes: (1) These amounts exclude the current portion of long-term borrowings and include Capital Units and junior subordinated debt issued to capital trusts.
162.1
191.1

16 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

38 36
48
75
0
10
20
30
40
50
60
70
2004 2005 2006 2007
Long Term Debt Management
Long-Term Debt Outstanding
($Bn)
EUR
34%
GBP
2%
Other
5%
JPY
3%
AUD
2%
USD
54%
Long-Term Debt Issued
Source: Bloomberg
Note: Data as of 11/30/07
Source: Company SEC filings

17 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Source: Company SEC filings
Liquidity Management Framework
Contingency
Funding Plan
Liquidity
Reserve
Cash Capital
Policy
Financing Guidelines
o Secured Funding
o Asset / Liability Matching
o Staggered Maturities
o Surplus Capacity
o Diversification
o Committed Credit

18 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Liquidity Reserve

o Maintain, at all times, a liquidity reserve
composed of immediately available cash and
cash equivalents and a pool of unencumbered
securities that can be sold or pledged to
provide same-day liquidity.
o Held in the form of cash deposits with banks
and a pool of unencumbered securities.
o Morgan Stanley seeks to maintain a target
liquidity reserve that is sized to cover daily
funding needs and to meet strategic liquidity
targets, including coverage of a significant
portion of expected cash outflows over a
short-term horizon in a potential liquidity crisis.

$38
$49
$64
$46
1Q07 2Q07 3Q07 4Q07
Source: Company SEC filings
$42
$75
$62
$52
1Q07 2Q07 3Q07 4Q07
Average Parent Liquidity Reserve for the Quarter
($Bn)
Total Parent Liquidity Reserve at Quarter End
($Bn)

19 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Contingency Funding Plan
o Morgan Stanley's Contingency Funding Plan ("CFP") measures our ability to manage a prolonged liquidity contraction, while maintaining the ability to conduct business in an orderly manner
o The CFP model provides a course of action over a 1-year time period and is developed at the legal entity level
o The CFP incorporates a wide range of potential cash outflows during a liquidity stress event, including the following:
- Repayment of all unsecured debt maturing within one year
- Maturity roll-off of outstanding letters of credit with no further issuance and replacement with cash collateral
- Return of unsecured securities borrowed and any cash raised against these securities
- Additional collateral that would be required by counterparties in the event of a ratings downgrade
- Higher haircuts on or lower availability of secured funding
- Client cash withdrawals
- Drawdowns on unfunded commitments provided to third parties
- Discretionary unsecured debt buybacks
Source: Company SEC filings

20 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

28%
66%
6%
Unsecured Committed Credit Facility
Currency Diversification Unsecured vs. Secured
Yen
(Y)80Bn ($680MM)
USD
$7.6Bn
Multicurrency
$3.25Bn
100%
Unsecured
$11.53Bn
Total Unsecured Committed Credit = $11.53Bn
Source: Company SEC filings

21 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

Credit Quality
Debt Ratings
Dominion Bond Rating Service Limited
Fitch Ratings (1)
Moody's Investors Service (2)
Rating and Investment Information, Inc. (R&I) (3)
Standard & Poor's (4)
Commercial Paper
R-1 (middle)
F1+
P-1
a-1+
A-1+
Senior Debt
AA (low)
AAAa3
AA
AANotes:
(1) Outlook changed to Negative on December 19, 2006
(2) Outlook changed to Negative on November 8, 2007
(3) Outlook changed to Negative on December 20, 2007
(4) Ratings upgraded from A+/A-1 to AA- / A-1+ on July 30, 2007; Outlook changed to Credit Watch Negative on December 19, 2007

22 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

(35)
29
(6)
79
Firmwide Net Revenue Americas EMEA Asia
Regional Performance
(2)
Source: Company earnings release and 4Q07 Financial Supplement
Notes: 1) Reflects the regional view of the Company's consolidated net revenues, on a managed basis, based on the following methodology:
Institutional Securities: investment banking - client location, equity capital markets - client location, debt capital markets - revenue recording location, sales & trading - desk locations. Global Wealth Management - financial advisor location. Asset Management - client location except for the real estate investing business, which is based on asset location.
(2) EMEA includes Europe, Middle East, and Africa.
FY2007 vs. FY2006 Regional Net Revenue Growth (1)
(%)

23 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.

63%
26%
11%
Regional Contributions: FY 2006 and FY 2007
FY2006 Net Revenues of $30Bn
(%)
FY2007 Net Revenues of $28Bn
(%)
36%
21% 43%
EMEA
Americas (1)
Asia
Source: Company SEC Filings
Notes: (1) Includes U.S., Canada, Latin America and Other.
(2) Includes Europe, Middle East and Africa.
(2)
Americas (1)
EMEA
Asia
(2)

24 This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, non-public information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes, is neither an offer to sell nor the solicitation of an offer to buy any security or instrument and has not been updated since it was originally presented.